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                                                                    EXHIBIT 23.1

The Board of Directors
Liberty Digital, Inc.:

We consent to the incorporation by reference in the Registration Statement on Form S-8 of Liberty Digital, Inc. and subsidiaries (formerly TCI Music, Inc.) of our report dated February 12, 1999, with respect to the consolidated balance sheets of TCI Music, Inc. as of December 31, 1998 and 1997, and the related statements of operations and comprehensive earnings, stockholders' equity and cash flows for the year ended December 31, 1998 and the six months ended December 31, 1997, and the related statements of operations and comprehensive earnings, stockholders' equity and cash flows of DMX, Inc. and subsidiaries (Predecessor) for the nine months ended June 30, 1997 and the year ended September 30, 1996, which report appears in the Annual Report (Form 10-K) of TCI Music, Inc. for the year ended December 31, 1998.

KPMG LLP

Los Angeles, California
February 11, 2000